argenx Reports First Quarter 2026 Financial Results and Provides Business Update
$1.3 billion in first quarter global product net sales, representing 63% year-over-year growth
Anti-AChR antibody negative (“seronegative”) gMG PDUFA is May 10, 2026
Management to host conference call today at 2:30 PM CET (8:30 AM ET)

May 7, 2026, 7:00AM CET
Amsterdam, the Netherlands – argenx SE (Euronext & Nasdaq: ARGX), a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases, today announced its first quarter 2026 results and provided a business update.
“argenx continues to deliver meaningful impact for patients, reflected by our 17th consecutive quarter of VYVGART growth,” said Karen Massey, Chief Executive Officer of argenx. “Looking ahead, VYVGART has the potential to become the first and only approved therapy across MG, pending FDA decisions on label expansions into seronegative and ocular populations. At the same time, we are extending our leadership in FcRn into rheumatology, beginning with the upcoming myositis readout. Our next pipeline candidate, empasiprubart, is progressing toward its first registrational readout in MMN, and we continue to advance a broad and differentiated pipeline. With these opportunities, we remain focused on delivering transformative outcomes for patients while creating sustained value for all stakeholders.”
Vision 2030
argenx continues to advance its ‘Vision 2030’ anchored in the ambition to treat 50,000 patients globally with its medicines, secure 10 labeled indications, and progress five pipeline candidates into Phase 3 development by 2030.
Expanding global VYVGART opportunity and shaping the long-term future of FcRn
VYVGART® (IV: efgartigimod alfa-fcab and SC: efgartigimod alfa and hyaluronidase-qvfc) is a first-and-only IgG Fc-antibody fragment that targets the neonatal Fc receptor (FcRn). It is approved in three indications, including generalized myasthenia gravis (gMG) and chronic inflammatory demyelinating polyneuropathy (CIDP) globally, and primary immune thrombocytopenia (ITP) in Japan. argenx is driving broad adoption as the leading precision biologic in MG and CIDP while advancing multiple label expansions. argenx is also shaping the future of FcRn medicines by advancing new pipeline candidates and delivery modalities.
•Generated $1.3 billion in global product net sales in the first quarter of 2026, representing an increase of approximately 63% or $0.5 billion in year-over-year growth
•Prescription Drug User Fee Act (PDUFA) target action date for anti-acetylcholine receptor antibody negative (AChR-Ab-) gMG (MuSK+, LRP4+ and triple seronegative) is May 10, 2026
•Positive topline results from ADAPT OCULUS were recently presented at AAN; these data support planned sBLA submission to expand VYVGART label into oMG
•Topline results from ALKIVIA study (myositis) expected in third quarter of 2026
•Topline results from ADVANCE-NEXT study (primary ITP) expected in first half of 2027
•Registrational study in Graves’ disease (GD) expected to initiate in 2026, expanding development into thyroid-driven autoimmunity
•Topline results from UNITY study (Sjogren’s disease) expected in second half of 2027
•VYVGART SC autoinjector expected to launch in 2027 for all approved indications
•Progressing two future FcRn molecules: ARGX‑213 is Phase 3-ready and ARGX‑124 is in Phase 1

Advancing empasiprubart
Empasiprubart is a first‑in‑class, humanized monoclonal antibody designed to inhibit complement factor C2, selectively blocking activation of the classical and lectin complement pathways. It is being evaluated in registrational studies in multifocal motor neuropathy (MMN) and CIDP, and in a combination study with VYVGART in gMG.
•Topline results from EMPASSION study (MMN) expected in fourth quarter of 2026
•Topline results from EMVIGORATE and EMNERGIZE studies (CIDP) expected in second half of 2027
•Decision for Phase 2 VARVARA study (Delayed Graft Function) expected mid-year 2026 following completion of 52-week efficacy analysis
•ADAPT-Forward combination study ongoing to evaluate empasiprubart as an add on therapy to efgartigimod in gMG
Delivering next wave of immunology innovation
By the end of 2026, the argenx pipeline is expected to include a total of ten molecules in clinical development. Beyond efgartigimod and empasiprubart, this includes adimanebart (a MuSK agonist); ARGX‑121 (anti‑IgA), ARGX‑109 (anti‑IL‑6), and three additional molecules from the Immunology Innovation Program (IIP). Collectively, these programs support argenx’s goal of launching, on average, one new pipeline candidate per year.
•Adimanebart CMS registrational study on track to start in third quarter of 2026
•Phase 2 study of ARGX-121 in IgA nephropathy (IgAN) expected to start in 2026
•Three new first-in-class molecules on track to enter Phase 1 in 2026, including ARGX‑118 (Galectin‑10 inhibitor), ARGX‑125 (bispecific antibody), and TSP‑101, the Fn14‑targeting program from the Tensegrity research collaboration
Key business highlights
•On May 6, 2026, Karen Massey was appointed Chief Executive Officer and executive director of the argenx Board of Directors following the Annual General Meeting of Shareholders. Tim Van Hauwermeiren was appointed non-executive director and Chairperson of the Board of Directors
•In March 2026, argenx expanded its global presence in Asia with the establishment of an argenx affiliate in China to broaden its access to novel biology and support early-stage research

FIRST QUARTER 2026 FINANCIAL RESULTS
argenx SE
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

	Three Months Ended
	March 31,
(in millions of $ except for per share data)	2026	2025
Product net sales	$1,298	$790
Other operating income*	15	17
Total operating income	1,313	807

Cost of sales	$(121)	$(81)
Research and development expenses*	(443)	(311)
Selling, general and administrative expenses	(355)	(276)
Total operating expenses	(919)	(668)

Operating profit	$394	$139

Financial income	$44	$37
Financial expense	(1)	(1)
Exchange (losses)/gains	(11)	27

Profit for the period before taxes	$426	$202
Income tax expense	$(60)	$(33)
Profit for the period	$366	$169
Profit for the period attributable to:
Owners of the parent	$366	$169
Weighted average number of shares outstanding	62,056,886	60,983,325
Basic profit per share (in $)	$5.90	$2.78
Weighted average number of shares outstanding for diluted profit per share	66,356,591	65,664,300
Diluted profit per share (in $)	$5.52	$2.58
*Comparative figures have been aligned with the presentation adopted in the current period, reflecting the combination of: collaboration revenue and other operating income, as well as the combination of research and development expenses and loss from investment in a joint venture.

DETAILS OF THE FINANCIAL RESULTS
Total operating income for the three months ended March 31, 2026, was $1.3 billion compared to $0.8 billion for the same period in 2025, and consists of:
•Product net sales of VYVGART for the three months ended March 31, 2026, were $1.3 billion compared to $0.8 billion for the same period in 2025.
•Other operating income for the three months ended March 31, 2026, was $15 million compared to $17 million for the same period in 2025. The other operating income primarily relates to research and development tax incentives and payroll tax rebates.
Total operating expenses for the three months ended March 31, 2026, were $0.9 billion compared to $0.7 billion for the same period in 2025, and mainly consists of:
•Cost of sales for the three months ended March 31, 2026, was $121 million compared to $81 million for the same period in 2025. The cost of sales was recognized with respect to the sale of VYVGART.
•Research and development expenses for the three months ended March 31, 2026, were $0.4 billion compared to $0.3 billion for the same period in 2025. The expenses mainly relate to:
◦Advancing efgartigimod across multiple severe autoimmune diseases;
◦Progressing empasiprubart into multiple indications;
◦Executing studies for adimanebart in rare neuromuscular diseases; and
◦Early-stage discovery and preclinical programs to sustain long-term pipeline growth.
•Selling, general and administrative expenses for the three months ended March 31, 2026, were $0.4 billion compared to $0.3 billion for the same period in 2025. The selling, general and administrative expenses mainly relate to professional and marketing fees linked to global commercialization of the VYVGART franchise, and personnel expenses.
Financial income for the three months ended March 31, 2026, was $44 million compared to $37 million for the same period in 2025.
Income tax expense for the three months ended March 31, 2026 was $60 million compared to $33 million for the same period in 2025. Income tax expense for the three months ended March 31, 2026, consists of $102 million of current income tax expense and $42 million of deferred tax benefit, compared to $29 million of current income tax expense and $4 million of deferred tax expense for the comparable prior period.
Profit for the period of three months ended March 31, 2026, was $366 million compared to $169 million in 2025, representing 116% growth year-over-year. The basic profit per share was $5.90 for the three months ended March 31, 2026 compared to $2.78 in 2025.
Cash, cash equivalents and current financial assets1 consisted of $4.3 billion in cash, cash equivalents and $0.6 billion in current financial assets which totaled $4.9 billion as of March 31, 2026, compared to $3.5 billion in cash and cash equivalents and $0.9 billion in current financial assets which totaled $4.4 billion as of December 31, 2025.

1 A non-IFRS Alternative Performance Measure (APM). Refer to the “Alternative Performance Measures Statement” below for a reconciliation to the IFRS financial information.

EXPECTED 2026 FINANCIAL CALENDAR
•July 23, 2026: Half Year and Second Quarter 2026 Financial Results and Business Update
•October 22, 2026: Third Quarter 2026 Financial Results and Business Update
CONFERENCE CALL DETAILS
The first quarter 2026 financial results and business update will be discussed during a conference call and webcast presentation today at 2:30 PM CET/8:30 AM ET. A webcast of the live call may be accessed on the Investors section of the argenx website at argenx.com/investors. A replay of the webcast will be available on the argenx website.
Dial-in numbers:
Please dial in 15 minutes prior to the live call.
Belgium            32 800 50 201
France            33 800 943355
Netherlands        31 20 795 1090
United Kingdom        44 800 358 0970
United States         1 888 415 4250
Japan            81 3 4578 9081
Switzerland        41 43 210 11 32
About VYVGART
VYVGART® (efgartigimod alfa fcab) is a human IgG1 antibody fragment that binds to the neonatal Fc receptor (FcRn), resulting in the reduction of circulating IgG autoantibodies. It is the first approved FcRn blocker for the treatment of generalized myasthenia gravis (gMG) and chronic inflammatory demyelinating polyneuropathy (CIDP) globally, and for primary immune thrombocytopenia (ITP) in Japan. VYVGART SC is a subcutaneous combination of efgartigimod alfa and recombinant human hyaluronidase PH20 (rHuPH20), Halozyme’s ENHANZE® drug delivery technology to facilitate subcutaneous injection delivery of biologics. It is marketed as VYVGART® Hytrulo in the U.S., VYVGART SC in Europe, VYVDURA® in Japan, and may be marketed under different proprietary names following approval in other regions.
About argenx
argenx is a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx developed and is commercializing the first approved neonatal Fc receptor (FcRn) blocker and is evaluating its broad potential in multiple serious autoimmune diseases while advancing several earlier stage experimental medicines within its therapeutic franchises. For more information, visit www.argenx.com and follow us on LinkedIn, Instagram, Facebook, and YouTube.
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (Regulation 596/2014).
For further information, please contact:
Media:
Ben Petok
bpetok@argenx.com
Investors:
Alexandra Roy
aroy@argenx.com
Forward-looking Statements
The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “advance,” “aim,” “commit,” “continue,” “drive,” “is,” “potential,” “reinforce,” “represent,” and

“will,” and include statements argenx makes concerning its belief in VYVGART’s potential to become the first and only approved therapy across MG, pending FDA decisions on label expansions into seronegative and ocular populations; its extension of its leadership in FcRn into rheumatology, beginning with myositis; the progression of its next pipeline candidate, empasiprubart, towards its first registrational readout in MMN; its advancement of a broad and differentiated pipeline; its focus on delivering transformative outcomes for patients while creating sustained value for all stakeholders; its advancement of its ‘Vision 2030’ anchored in the ambition to treat 50,000 patients globally with its medicines, secure 10 labeled indications, and progress five pipeline candidates into Phase 3 development by 2030; driving broad adoption as the leading precision biologic in MG and CIDP while advancing multiple label expansions; its belief that it is also shaping the future of FcRn medicines by advancing new pipeline candidates and delivery modalities; the Prescription Drug User Fee Act (PDUFA) target action date of May 10, 2026 for anti-acetylcholine receptor antibody negative (AChR-Ab-) gMG (MuSK+, LRP4+ and triple seronegative); its planned sBLA submission to expand VYVGART label into oMG; its topline results from ALKIVIA study (myositis) expected in third quarter of 2026; its topline results expected for primary ITP (ADVANCE-NEXT) in the first half of 2027; its registrational study in Graves’ disease (GD) expected to initiate in 2026, expanding development into thyroid-driven autoimmunity; its topline results from UNITY study (Sjogren’s disease) expected in second half of 2027; its VYVGART SC autoinjector expected to launch in 2027 for all approved indications; its progression of two future FcRn molecules in 2026: ARGX‑213 expected to enter patient studies, and ARGX‑124 expected to complete Phase 1 development; its advancement of empasiprubart, including (1) topline results from EMPASSION study (MMN) expected in fourth quarter of 2026; (2) topline results from EMVIGORATE and EMNERGIZE studies (CIDP) expected in second half of 2027; (3) the decision for Phase 2 VARVARA study (Delayed Graft Function, DGF) expected mid-year 2026 following completion of 52-week efficacy analysis; and (4) the ADAPT-Forward combination study ongoing to evaluate empasiprubart as an add on therapy to efgartigimod in gMG; its expectation that the argenx pipeline will include a total of ten molecules in clinical development, including: adimanebart (a MuSK agonist), which is expected to enter Phase 3 development in congenital myasthenic syndromes (CMS); ARGX‑121 (anti‑IgA) and ARGX‑109 (anti‑IL‑6), both of which are advancing into Phase 2 studies; and three additional molecules from the Immunology Innovation Program (IIP) on track to enter Phase 1 in 2026; its belief that these programs collectively support its goal of launching, on average, one new pipeline candidate per year; and its belief that (1) the CMS registrational study for Adimanebart is on track to start in third quarter of 2026; (2) the Phase 2 study of ARGX-121 in IgA nephropathy (IgAN) is expected to start in 2026; and (3) three new first-in-class molecules are on track to enter Phase 1 in 2026, including ARGX‑118 (Galectin‑10 inhibitor), ARGX‑125 (bispecific antibody), and TSP‑101, the Fn14‑targeting program from the Tensegrity research collaboration. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including but not limited to, the results of argenx’s clinical trials; expectations regarding the inherent uncertainties associated with the development of novel drug therapies; preclinical and clinical trial and product development activities and regulatory approval requirements; the acceptance of its products and product candidates by its patients as safe, effective and cost-effective; the impact of governmental laws and regulations, including tariffs, export controls, sanctions and other regulations on its business; its reliance on third-party suppliers, service providers and manufacturers; inflation and deflation and the corresponding fluctuations in interest rates; and regional instability and conflicts. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.
Alternative Performance Measures Statement
In this document, argenx's financial results are provided in accordance with IFRS® Accounting Standards (IFRS) and using a non-IFRS financial measure, cash, cash equivalents and current financial assets.
This value should not be viewed as a substitute for the company’s IFRS financial information and is provided as a complement to financial information provided in accordance with IFRS and should be read in conjunction with the most directly comparable IFRS financial information as set out below. Management believes this non-IFRS financial measure is useful for securities analysts, investors and other interested parties to gain a more complete understanding of the company's available financial liquidities given that the company’s current financial assets are held in term accounts with an initial maturity of more than three months but less than twelve that may be used to meet its financial obligations. Such non-IFRS financial information, as calculated herein, may not be comparable to similarly named measures used by other companies and should not be considered comparable to IFRS financial measures. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, an analysis of the company's financial results as reported under IFRS.
A reconciliation of the IFRS financial information to non-IFRS financial information is included below:
Cash, cash equivalents and current financial assets totaled $4.9 billion as of March 31, 2026, compared to $4.4 billion as of December 31, 2025. The balance as of the period ended March 31, 2026 consisted of $4.3 billion in cash, cash equivalents and $0.6 billion in current financial assets and the balance as of the period ended December 31, 2025 consisted of $3.5 billion in cash and cash equivalents and $0.9 billion in current financial assets.